EXHIBIT 99.1

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

AETERNA ZENTARIS INC.
Corporate name / Dénomination sociale

264271-9
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.
JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier
Director / Directeur

2015-11-17
Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Form 4 Articles of Amendment	Formulaire 4 Clauses modificatrices
Canada Business Corporations Act (CBCA) (s. 27 or 177)	Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination sociale
AETERNA ZENTARIS INC.
2	Corporation number Numéro de la société
264271-9
3	The articles are amended as follows Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par Philip A. Theodore
Philip A. Theodore 843-900-3211

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250
(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

                                        IC 3069 (2008/04)

Schedule / Annexe
Amendment Schedules / Annexes - Modification

The issued and outstanding common shares in the capital of the Corporation (each, a Common Share) are hereby consolidated on the basis of one (1) post-consolidation Common Share for each one hundred (100) pre-consolidation Common Shares.

No fractional Common Shares shall be issued upon the consolidation of the issued and outstanding Common Shares in accordance with the foregoing. All new Common Shares to be issued upon the issuance of the Certificate of Amendment shall be rounded down to the nearest whole number of Common Shares and all fractional Common Shares to which a registered shareholder would otherwise become entitled as a result of the consolidation will be aggregated and sold by the Corporation's transfer agent and registrar on the market, with the net proceeds therefrom being proportionately distributed to registered shareholders.